PROSPECTUS

                             METAL MANAGEMENT, INC.

                           -------------------------

                        1,795,000 SHARES OF COMMON STOCK

                           -------------------------

     This prospectus relates to up to 1,795,000 shares of our common stock which may be sold from time to time by the selling securityholders identified in this prospectus. We will not receive any of the proceeds from the sale of the common stock.

     Our common stock is quoted on the Nasdaq Small Cap Market under the symbol "MTLM." The shares are being sold at the market by the selling securityholders. On March 10, 2003, the last sales price of our common stock as reported on the Nasdaq Small Cap Market was $7.10 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF THESE RISKS.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                 The date of this prospectus is March 17, 2003.

                               TABLE OF CONTENTS

Summary.....................................................   1
Risk Factors................................................   2
Use of Proceeds.............................................   4
Selling Stockholders........................................   4
Plan of Distribution........................................   7
Legal Matters...............................................   9
Experts.....................................................   9
Where You Can Find More Information.........................   9

                               PROSPECTUS SUMMARY

                             METAL MANAGEMENT, INC.

     We are one of the largest full-service metals recyclers in the United States, with recycling facilities located in 13 states. We enjoy leadership positions in many major metropolitan markets, including Birmingham, Chicago, Cleveland, Denver, Hartford, Houston, Memphis, Newark, Phoenix, Salt Lake City, Toledo and Tucson. We have a 28.5% equity ownership position in Southern Recycling, L.L.C., one of the largest scrap metals recyclers in the Gulf Coast region. We also hold important market positions in several product segments, including stainless steel, copper and aluminum generated from utilities, telecommunication providers and titanium and other high-temperature nickel alloys for the aerospace industry.

     We have achieved a leading position in the metals recycling industry primarily by implementing a national strategy of completing and integrating regional acquisitions. In making acquisitions, we have focused on major metropolitan markets where prime industrial and obsolete scrap (automobiles, appliances and industrial equipment) is readily available and from where we believe we can better serve our customer base. In pursuing this strategy, we have acquired regional platform companies to serve as platforms into which subsequent acquisitions could be integrated. We believe that through the integration of our acquired businesses, we have enhanced our competitive position and profitability of the operations because of broader distribution channels, improved managerial and financial resources, greater purchasing power and increased economies of scale.

     Our operations consist primarily of the collection and processing of ferrous and non-ferrous metals for resale to metals brokers, steel producers and processors of other metals. We collect industrial scrap and obsolete scrap, process it into reusable forms and supply the recycled metals to our customers, including electric arc furnace mills, integrated steel mills, foundries, secondary smelters and metals brokers. We believe that we provide one of the most comprehensive offerings of both ferrous and non-ferrous scrap metals in the industry. Our ferrous products primarily include shredded, sheared, cold briquetted, bundled scrap and other purchased scrap, such as turnings, cast and broken furnace iron. We also process non-ferrous metals, including aluminum, copper, stainless steel, brass, titanium and high-temperature alloys, using similar techniques and through application of our proprietary technologies.

     Our common stock, par value $.01 per share, is quoted on the Nasdaq Small Cap Market under the symbol "MTLM." Additionally, our Series A Warrants, par value $.01 per share, are quoted on the Nasdaq Small Cap Market under the symbol "MTLMW." On March 10, 2003, the last sales price of our common stock as reported on the Nasdaq Small Cap Market was $7.10 per share. We are incorporated in Delaware. Our principal executive offices are located at 500 N. Dearborn St., Suite 405, Chicago, IL 60610, and our telephone number is (312) 645-0700.

                                  THE OFFERING

Common stock offered hereby.........     1,795,000 shares(1)

Common stock outstanding as of March
10, 2003............................     10,152,626 shares

Common stock outstanding after
completion of the offering..........     11,947,626 shares(2)

Use of proceeds.....................     We will not receive any of the proceeds
                                         from the sale of any common stock in
                                         this offering.

Nasdaq Small Cap Market symbol......     "MTLM"
---------------

(1) Includes 987,500 shares that have been or may be issued upon the exercise of our Series B Warrants, 490,000 shares that have been or may be issued upon the exercise of our Series C Warrants, 60,000 shares that have been or may be issued upon exercise of warrants issued to certain of our directors, and 257,500 shares that have been or may be issued upon exercise of warrants issued to certain of our employees, which we collectively refer to in this prospectus as the "Warrants."

(2) Assumes exercise of all of the Warrants (not all of which are currently exercisable) and sale of all of the shares issued upon the exercise of the Warrants.

                                  RISK FACTORS

     Our executive officers and a small number of shareholders own a majority of our common stock and will be able to exert influence on our policies and affairs. Before and after completion of the offering, our executive officers and 5% shareholders will own over 52% of our outstanding common stock. As a result, such persons will have substantial influence over the election of our board of directors and the outcome of all other matters requiring shareholder approval. Such voting concentration may delay or prevent a change in control and could consequently adversely affect the market price for our common stock.

     Our stock price may be volatile due to a number of factors. From time to time, there may be significant volatility in the market price for our common stock. Our operating results and other factors affecting liquidity, changes in general economic conditions and the financial markets, or other developments affecting us or our competitors, could cause the market price for our common stock to fluctuate substantially.

     Our stock is thinly traded. On March 10, 2003, our common stock commenced quotation on the Nasdaq Small Cap Market. Prior to that time, our stock traded on the OTC Bulletin Board. Our stock is thinly traded. As a result, you may not be able to find a willing buyer for your common stock at the price or at the time that you desire. In addition, the liquidity of the trading market for our common stock and the market price quoted for our common stock may be adversely affected by changes in the overall market for equity securities generally. We cannot assure you that quotation of our common stock on the Nasdaq Small Cap Market will materially change the trading characteristics of our common stock.

     We are highly leveraged. As of December 31, 2002, we had $104.7 million of debt outstanding. Subject to certain restrictions, exceptions and financial tests set forth in certain of our debt instruments (see "Our indebtedness contains covenants that restrict our ability to engage in certain transactions" below), we may incur additional indebtedness in the future. The degree to which we are leveraged could have important negative consequences to the holders of our securities, including the following:

     - a substantial portion of our cash flow from operations will be needed to pay debt service and will not be available to fund future operations;

     - our ability to obtain additional future financing for acquisitions, capital expenditures, working capital or general corporate purposes could be limited;

     - we will have increased vulnerability to adverse general economic and metals recycling industry conditions; and

     - we may be vulnerable to higher interest rates because interest expense on borrowings under our $115 million revolving loan and letter of credit facility (which we refer to as the "credit agreement") are based on interest rates equal to a base rate that is variable.

     Our business may not generate sufficient cash flow from operations and future working capital borrowings may not be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

     Our indebtedness contains covenants that restrict our ability to engage in certain transactions. Our credit agreement and the indenture governing our 12 3/4%, $31.5 million secured notes, due June 2004 (which we refer to as the "junior secured notes"), contain covenants that, among other things, restrict our ability to:

     - incur additional indebtedness;

     - pay dividends;

     - prepay subordinated indebtedness;

     - dispose of some types of assets;

     - make capital expenditures;

     - create liens and make acquisitions; and

     - engage in some fundamental corporate transactions.

     Under our credit agreement, we are required to satisfy specified financial covenants. These include meeting an interest coverage ratio of 2.10 to 1.00 and a leverage ratio of 4.25 to 1.00, in each case, for the 12 months ended March 31, 2003 and the last day of each quarter thereafter.

     Although we expect to be able to achieve these financial covenants, our ability to comply with these covenants may be affected by general economic conditions, industry conditions, and other events beyond our control. Our breach of any of these covenants could result in a default under our credit agreement. In the event of a default, the lenders could elect to declare all amounts borrowed under our credit agreement, together with accrued interest, to be due and payable. In addition, a default under the indenture governing our junior secured notes would constitute a default under our credit agreement and possibly other instruments governing our other indebtedness.

     The indenture governing our junior secured notes contains restrictions on our ability to incur additional indebtedness, subject to certain exceptions, unless we meet a fixed charge coverage ratio of 2.0 to 1.0 for the immediately preceding four calendar quarters. Our ability to incur additional indebtedness to maintain necessary levels of liquidity may be limited.

     Our Credit Agreement becomes due on January 1 , 2004, and we may be unable to find replacement financing. Our credit agreement expires on January 1, 2004. Although we expect to be able to renew the credit agreement prior to January 2004, there is no assurance that this will be the case. If we cannot renew our credit agreement on favorable terms, we may be required to seek alternative financing for our working capital needs. The terms on which we may be able to obtain replacement financing may not be as favorable as under the credit agreement and may cause dilution to holders of our common stock.

     The concentration of our customers and our exposure to credit risk could have a material adverse effect on our results of operations and financial condition. Sales to our ten largest customers represented approximately 42% of consolidated net sales in the nine months ended December 31, 2002. Accounts receivable balances from these customers represented approximately 48% of consolidated accounts receivable at December 31, 2002. Sales in the nine months ended December 31, 2002 to The David J. Joseph Company represented approximately 14% of consolidated net sales. The loss of any of our significant customers or our inability to collect accounts receivables would negatively impact our revenues and profitability.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus may include or incorporate by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, including statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future and may be identified by the use of words (or the negative thereof) such as "believe," "intend," "anticipate," "expects" and other words of similar import. These words indicate "forward-looking statements" and are thus prospective. These statements reflect our current expectations regarding:

     - our future profitability and liquidity and that of our subsidiaries,

     - the benefits to be derived from the execution of our industry consolidation strategy, and

     - other future developments in our business or the scrap metals recycling industry.

     Forward-looking statements may include statements relating to:

     - our business development activities;

     - sales and marketing efforts;

     - the status of material contractual arrangements including the negotiation or re-negotiation of such arrangements;

     - future capital expenditures;

     - the effects of regulation and competition on our business and future operating performance;

     - the results, benefits and risks associated with integration of acquired companies; and

     - the likely outcome and the effect of legal proceedings on our business and operations and/or the resolution or settlement thereof.

     You should be aware that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that our actual results may differ materially from those possible results discussed in the forward-looking statements as a result of various factors. Consequently, you should regard forward-looking statements only as our current plans, estimates and beliefs. All forward-looking statements and reasons why results may differ included or incorporated by reference in this prospectus are made as of the date of this prospectus, and we do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. Before you decide to invest in shares of common stock you should be aware that various risks, which are described above in this "Risk Factors" section and under the heading "Risk Factors" in Part I, Item 1 of our most recent Form 10-K, filed with the SEC on June 13, 2002, as those risk factors may be amended, modified or supplemented in any future filing with the SEC, could cause our actual results to differ from what we have stated in any forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by the selling securityholders of the shares of common stock in this offering, although we may receive up to approximately $13.5 million in connection with the issuance of the shares of common stock upon the exercise of the Warrants.

                              SELLING STOCKHOLDERS

     The shares of common stock being offered by the selling securityholders represent 1,795,000 shares that have been issued or are issuable upon exercise of the Warrants. We are registering the shares so that the selling securityholders may offer the shares for resale from time to time. We may, from time to time, prepare and file a prospectus supplement to this prospectus which would identify the name and beneficial ownership of selling securityholders not named in this prospectus who acquired their common shares or Warrants from selling securityholders named in this prospectus.

     The table below lists the selling securityholders and other information regarding the beneficial ownership of the common stock by each of the selling securityholders. The second column lists, for each selling securityholder, the number of shares of common stock held by such securityholder or issuable (pursuant to options or warrants) to such securityholder within 60 days of March 10, 2003. The third column lists the shares of common stock (representing shares issued or issuable upon exercise of the Warrants, including, in some cases, shares excluded from the second column because the related Warrants are not exercisable within 60 days of March 10, 2003) being offered by this prospectus by each selling securityholder. The fourth column assumes the sale of all of the shares offered by each selling securityholder. Each selling securityholder may sell all, some or none of his or her shares in this offering. See "Plan of Distribution."

                                                                                     NUMBER OF SHARES
                                                   NUMBER OF        SHARES TO BE    BENEFICIALLY OWNED
                                                     SHARES          OFFERED FOR    AFTER THE OFFERING
                                                  BENEFICIALLY       THE SELLING    ------------------
NAME OF                                          OWNED PRIOR TO     STOCKHOLDER'S   NUMBER OF
SELLING STOCKHOLDER                               THE OFFERING       ACCOUNT(+)      SHARES         %
-------------------                              --------------     -------------   ---------      ---
Robert Bonnes..................................         4,000            4,000             --       *
Michael Collins................................        50,377(1)        70,000            377(1)    *
Albert Cozzi...................................       354,621(2)       395,000         77,955(2)    *
Frank Cozzi....................................       186,804(3)       185,000         55,138(3)    *
Gregory Cozzi..................................        68,784(4)        75,000         13,784(4)    *
Daniel Dienst..................................        40,000(5)        15,000         25,000(5)    *
John DiLacqua..................................        30,000(6)        15,000         15,000(6)    *
Charlie Fritz..................................        22,124(7)        30,000            458(7)    *
Francis Garrigues..............................        25,000(8)        35,000             --       *
James Gill.....................................         1,526(9)         1,500             26(9)    *
Mike Henderson.................................         4,000            4,000             --       *
Robert Larry...................................        96,666(10)      135,000             --       *
Kevin McGuinness...............................        30,000(11)       15,000         15,000(11)   *
Michael Mitchell...............................        13,359(12)       20,000             26(12)   *
James Mosebach.................................         1,650(13)        1,500            150(13)   *
Ken Mueller....................................        26,666(14)       35,000             --       *
James Nathan...................................        36,946(15)       40,000         10,279(15)   *
Dennis O'Loughlin..............................        20,000(16)       30,000             --       *
Barry Panitz...................................        19,299(17)       17,500          5,966(17)   *
Monte Panitz...................................         7,126(18)        5,000          2,126(18)   *
Amit Patel.....................................        23,410(19)       30,000             77(19)   *
Alan Perlman...................................        54,142(20)       22,500         31,642(20)   *
Ronald Proler..................................        24,773(21)       25,000          8,107(21)   *
William Proler.................................        79,650(22)      100,000          4,650(22)   *
Alan Ratner....................................        63,459(23)       85,000            126(23)   *
Harold Rouster.................................        32,000(24)       15,000         17,000(24)   *
Larry Snyder...................................        70,099(25)      100,000             99(25)   *
Brian Souza....................................         5,000            5,000             --       *
John Tiziani...................................        17,348(26)       24,000             15(26)   *
Robert Triesch III.............................        47,406(27)       35,000         12,406(27)   *
Michael Tryon..................................       121,263(28)      170,000          1,264(28)   *
James Ustian...................................        25,000(29)       35,000             --       *
Stefanie Vaught................................        15,369(30)       20,000          2,036(30)   *

---------------

  *  less than 1%

  + Number of shares may be higher due to inclusion of shares issuable upon exercise of Warrants not currently exercisable or not exercisable until at least 61 days after the date of this table.

 (1) Michael Collins is the President of Metal Management Ohio, Inc. and a member of the Executive Committee. Includes 333 shares of common stock issuable upon exercise of Series A Warrants, which are not included in this offering. Does not include 20,000 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

 (2) Albert Cozzi is the Chairman of the Board and Chief Executive Officer of the Company. Includes 64,518 shares of common stock issuable upon exercise of Series A Warrants, which are not included in this offering. Does not include 118,334 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

 (3) Frank Cozzi is a Vice President of the Company, President of Metal Management Midwest, Inc. and a member of the Executive Committee. Mr. F. Cozzi was previously a Director of the Company. Includes 43,978 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 53,334 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

 (4) Gregory Cozzi was previously a Director of the Company. Includes 12,162 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 20,000 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

 (5) Daniel Dienst is a Director of the Company. Mr. Dienst is a managing director of CIBC World Markets Corp. ("CIBC"), a company which represented the Official Committee of Unsecured Creditors in the Company's Chapter 11 bankruptcy proceedings. Professional fees paid to CIBC during the fiscal years ended March 31, 2002 and 2001 were approximately $2.6 million and $0.4 million, respectively. Includes 15,000 shares of common stock issuable upon exercise of stock options which are not included in this offering.

 (6) John DiLacqua is a Director of the Company. Includes 15,000 shares of common stock issuable upon exercise of stock options which are not included in this offering.

 (7) The Company rents a property, on which we operate a scrap yard, from Mr. Fritz. The property is rented on a month-to-month basis. The monthly rent paid by the Company to Mr. Fritz is $5,000. Includes 405 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 8,334 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

 (8) Does not include 10,000 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

 (9) Includes 23 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering.

(10) Robert Larry is Executive Vice-President, Finance, Secretary and Chief Financial Officer of the Company. Mr. Larry is also a member of the Executive Committee. Does not include 38,334 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(11) Kevin McGuinness is a Director of the Company. Includes 15,000 shares of common stock issuable upon exercise of stock options which are not included in this offering.

(12) Includes 23 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 6,667 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(13) Includes 133 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering.

(14) Does not include 8,334 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(15) Does not include 13,333 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(16) Does not include 10,000 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(17) Includes 5,264 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 4,167 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(18) Includes 1,876 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering.

(19) Amit Patel is Vice-President, Finance and Corporate Controller of the Company. Includes 69 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 6,667 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(20) Includes 1,537 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering.

(21) Includes 7,153 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 8,334 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(22) William Proler is the President of Proler Southwest Inc. and a member of the Executive Committee. Mr. Proler was previously a Director of the Company. Includes 4,102 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 25,000 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(23) Alan Ratner is the President of Metal Management Northeast, Inc. and a member of the Executive Committee. Includes 111 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 21,667 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(24) Harold Rouster is a Director of the Company. Includes 15,000 shares of common stock issuable upon exercise of stock options which are not included in this offering.

(25) Larry Snyder is Executive Vice-President, Non-ferrous of the Company and a member of the Executive Committee. Includes 88 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 30,000 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(26) Includes 13 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 6,667 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(27) Includes 10,947 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering.

(28) Michael Tryon is President and Chief Operating Officer of the Company and a member of the Executive Committee. Includes 233 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 50,001 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(29) Does not include 10,000 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

(30) Stefanie Vaught is the Treasurer of the Company. Includes 32 shares of common stock issuable upon exercise of Series A Warrants which are not included in this offering. Does not include 6,667 shares of common stock which are not issuable upon exercise of Warrants until at least 61 days after the date of this table.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock issued or issuable upon exercise of the Warrants to permit the resale of those shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the shares of common stock, although we may receive up to approximately $13.5 million in connection with the issuance of the shares of common stock upon exercise of the Warrants. We will bear all fees and expenses incident to the registration of the shares of common stock.

     The selling securityholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on these exchanges or systems or in the over-the- counter market,

     - through the writing of options, whether such options are listed on an options exchange or otherwise, or

     - by any other legally available means.

     If the selling securityholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling securityholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling securityholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. Our directors and executive officers are not permitted to make short sales under our Insider Trading Compliance Program.

     The selling securityholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling securityholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation
M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of
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common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock estimated to be $35,000 in total, including, without limitation, Securities and Exchange Commission filing fees, expenses of compliance with state securities or "blue sky" laws and transfer agent fees relating to sales pursuant to this prospectus; provided, however, that the selling securityholders will pay all underwriting discounts and selling commissions, if any.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

                                 LEGAL MATTERS

     Legal matters related to the issuance of the shares of common stock being offered by this prospectus will be passed upon for us by the law firm of King & Spalding LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read, or copy, any document we file at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this information can be obtained by mail from the Commission's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facility. In addition, our filings with the Commission are also available to the public on the Commission's internet website at http://www.sec.gov.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements made by us in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete. For a more complete description of these contracts, agreements or other documents, you should carefully read the exhibits to the registration statement.

     The registration statement, together with its exhibits and schedules, which we filed with the Commission, may also be reviewed and copied at the public reference facility of the Commission located at the address set forth above.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents

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listed below and any future filings we will make with the SEC under Sections
13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is complete:

     - Our Annual Report on Form 10-K for the fiscal year ended March 31, 2002 (File No. 0-14836);

     - Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002;

     - Our Current Reports on Form 8-K filed with the SEC on August 13, 2002, January 31, 2003, February 18, 2003 and March 17, 2003; and

     - The description of our common stock and our Series A Warrants, which is contained in our Registration Statement on Form 8-A filed with the SEC on August 23, 2001 pursuant to Section 12 of the Exchange Act, and any description of any of our securities which is contained in any registration statement filed after the date hereof under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

     You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address: Investor Relations, Metal Management, Inc., 500 N. Dearborn St., Suite 405, Chicago, Illinois 60610. Telephone requests may be directed to (312) 645-0700.

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